SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, Connecticut 06095
July 12, 2011
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	SS&C Technologies Holdings, Inc. Registration Statement on Form S-3 File No. 333-174709 Request for Acceleration
Ladies and Gentlemen:
              Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SS&C Technologies Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-174709) (the “Registration Statement”) so that it may become effective as soon as practicable on July 12, 2011.
              The Registrant hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require additional information, please telephone the undersigned at (860) 298-4738, or David Westenberg of WilmerHale at (617) 526-6626.
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Very truly yours, SS&C TECHNOLOGIES HOLDINGS, INC.
By:	/s/ Patrick J. Pedonti
	Name:	Patrick J. Pedonti
	Title:	Senior Vice President & Chief Financial Officer